As filed with the Securities and Exchange Commission on October 24, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Non-Voting Preferred Stock without Par Value, of Telecomunicações de São Paulo S.A. - TELESP	100,000,000 American Depositary Shares	$5.00	$5,000,000	$153.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15 and 16
(iii) The procedure for collecting and distributing dividends	Articles number 12, 14 and 15
(iv) The procedure for transmitting notices, reports and proxy soliciting material	Articles number 11, 15 and 16
(v) The sale or exercise of rights	Articles number 13 and 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitations upon the liability of the depositary	Articles number 13, 18 and 21

3. Fees and Charges	Articles number 7, 8 and 21

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of July 27, 1998, among Telesp Participações S.A. The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – (Filed herewith as Exhibit 1).

b.

Form of Letter agreement among Telesp Participações S.A. and The Bank of New York relating to pre-release activities. – (Filed herewith as Exhibit 2).

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – (See (a) and (b) above).

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – (Filed herewith as Exhibit 4).

e.

Certification under Rule 466. – (Filed herewith as Exhibit 5).

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 24,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Non-Voting Preferred Stock without Par Value, of Telecomunicações de São Paulo S.A. - TELESP.

By:

The Bank of New York,
 As Depositary

By:  /s/ David S. Stueber

Name:  Davis D. Stueber

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Telecomunicações de São Paulo S.A. - TELESP has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Federative Republic of Brazil on October 24, 2007.

Telecomunicações de São Paulo S.A. - TELESP

By:

/s/ Antônio Carlos Valente da Silva

Name:  Antônio Carlos Valente da Silva
Title:    Chief Executive Officer and Director

By:

/s/ Gilmar Roberto Pereira Camurra

Name:  Gilmar Roberto Pereira Camurra
Title:    Chief Financial and Accounting Officer

Each person whose signature appears below hereby constitutes and appoints Antônio Carlos Valente da Silva and Gilmar Roberto Pereira Camurra, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 24, 2007.

/s/ José Maria Alvarez-Pallete López José Maria Alvarez-Pallete López Director	/s/ Narcís Serra Serra Narcís Serra Serra Director
_______________________________ Fernando Abril-Martorel Hernández Director	/s/ Eduardo Navarro de Carvalho Eduardo Navarro de Carvalho Director
/s/ Juan Carlos Ros Brugueras Juan Carlos Ros Brugueras Director	/s/ Juan Vicente Revilla Vergara Juan Vicente Revilla Vergara Director
______________________________ Enrique Used Aznar Director	__________________________ Fernando Xavier Ferreira Director
/s/ Javier Nadal Ariño Javier Nadal Ariño Director	/s/ Luis Bastida Ibarguen Luis Bastida Ibarguen Director
__________________________________ Luciano Carvalho Ventura Director	____________________________ Miguel Àngel Gutiérrez Méndez Director
José Fernando de Almansa Moreno-Barreda José Fernando de Almansa Moreno-Barreda Director	/s/ Iñaki Urdangarín Iñaki Urdangarín Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 24, 2007.

/s/ Antônio Carlos Valente da Silva Antônio Carlos Valente da Silva Chief Executive Officer and Director	/s/ Gilmar Roberto Pereira Camurra Gilmar Roberto Pereira Camurra Chief Financial and Principal Accounting Officer

 AUTHORIZED U.S. REPRESENTATIVE

Puglisi and Associates

as Authorized U.S. Representative

By: /s/ Donald J. Puglisi

Name: Donald J. Puglisi

Title:    Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of July 27, 1998, among Telecomunicações de São Paulo S.A. - TELESP, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement among Telecomunicações de São Paulo S.A. - TELESP and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.